VG 2-19-02



02005109

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
FEB 08 2002

| SEC FILE NUMBER |
|---|
| 8- 52357 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Murphy Noell Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 N. Westlake Blvd., Suite 200
(No. and Street)

Westlake Village (City) CA (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse Carlin + Van Trigt LLP
(Name — *if individual, state last, first, middle name*)

11845 West Olympic Blvd., Suite 1177, Los Angeles CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



**Potential persons who are to respond to the collection of information**

State of California }
County of Ventura } ss.

# OATH OR AFFIRMATION

I, Laura L. Murphy, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murphy Noell Capital, LLC, as of Dec. 31, ~~19~~ 2001, are true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

Signature

Chief Financial Officer

Title

Notary Public


LYNN M. CUTTER
Commission # 1289748
Notary Public - California
Ventura County
My Comm. Expires Jan 7, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MURPHY NOELL CAPITAL, LLC

FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES AND
INDEPENDENT AUDITORS' REPORT
TO THE SECURITIES
AND EXCHANGE COMMISSION

DECEMBER 31, 2001

# MURPHY NOELL CAPITAL LLC

DECEMBER 31, 2001

TABLE OF CONTENTS

HOLTHOUSE CARLIN & VAN TRIGT LLP
*Certified Public Accountants*
*A Limited Liability Partnership Including Professional Corporations*

## INDEPENDENT AUDITORS' REPORT

To the Members of
Murphy Noell Capital, LLC:

We have audited the accompanying statement of financial condition of Murphy Noell Capital, LLC, a California limited liability company, as of December 31, 2001, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Murphy Noell Capital, LLC as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
January 25, 2002

*11845 West Olympic Boulevard • Suite 1177, West Tower • Los Angeles, California 90064*
*699 Hampshire Road • Suite 101 • Westlake Village, California 91361*
*100 Oceangate • Suite 1180 • Long Beach, California 90802*

# MURPHY NOELL CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

| | | |
|---|---|---|
| Current Assets | | |
| Cash | $ | 398,981 |
| Receivables | | 34,735 |
| Prepaid expenses | | 5,801 |
| Total Current Assets | | 439,517 |
| Equipment, furniture and leasehold improvements | | |
| Computer equipment | | 105,654 |
| Furniture | | 101,556 |
| Telephone equipment | | 24,181 |
| Leasehold improvements | | 5,205 |
| | | 236,596 |
| Less: accumulated depreciation and amortization | | (106,803) |
| | | 129,793 |
| Other Assets | | |
| Deposits and other | | 7,375 |
| Total Other Assets | | 7,375 |
| TOTAL ASSETS | $ | 576,685 |

LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Current Liabilities | | |
| Accounts payable and accrued expenses | $ | 66,395 |
| Deferred revenue | | 133,173 |
| Total Current Liabilities | | 199,568 |
| Commitments and contingencies (Notes 1 and 4) | | |
| Members' Equity | | 377,117 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 576,685 |

*See notes to financial statements.*

# MURPHY NOELL CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Revenues - investment advisory fees | $ 3,353,318 |
| Operating expenses: | |
| Accounting and bookkeeping | 16,414 |
| Computer expenses | 52,829 |
| Charitable contributions | 12,450 |
| Depreciation and amortization | 56,190 |
| Employee benefits | 30,777 |
| Equipment expense | 5,965 |
| Insurance | 20,261 |
| Legal fees | 50,587 |
| Licenses and fees | 5,638 |
| Marketing | 257,321 |
| Meals and entertainment | 29,113 |
| Medical insurance | 47,737 |
| Miscellaneous | 5,012 |
| Moving expenses | 250 |
| Office supplies | 17,366 |
| Employer payroll taxes | 107,826 |
| Postage and messenger | 2,090 |
| Printing | 9,204 |
| Property tax | 1,711 |
| Recruiting | 53,334 |
| Rent | 83,196 |
| Research and subscriptions | 46,409 |
| Salaries | 2,000,540 |
| Telephone | 45,409 |
| Training | 7,171 |
| Travel | 9,014 |
| Total operating expenses | 2,973,814 |
| Other income (expense) | |
| Interest income | 37,635 |
| Loss on disposition of assets | (1,625) |
| Total other income (expense) | 36,010 |
| Income before franchise tax | 415,514 |
| Franchise tax | 9,446 |
| Net income | $ 406,068 |

*See notes to financial statements.*

# MURPHY NOELL CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

| | Members' Interest | Less - Receivable Due for Members' Interest | Total Members' Equity |
|---|---|---|---|
| Balance, December 31, 2000 | $ 935,329 | $ (87,500) | $ 847,829 |
| Note receivable to member | - | (100,000) | (100,000) |
| Member contributions - cash | 600,000 | - | 600,000 |
| Member contributions - advances from affiliates | 66,886 | (66,886) | - |
| Distribution to members | (1,564,280) | 187,500 | (1,376,780) |
| Net income | 406,068 | - | 406,068 |
| Balance, December 31, 2001 | $ 444,003 | $ (66,886) | $ 377,117 |

*See notes to financial statements.*

## MURPHY NOELL CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| Subordinated borrowings at January 1, 2001 | $ | - |
| Payments | | - |
| Additions | | - |
| Subordinated borrowings at December 31, 2001 | $ | - |

*See notes to financial statements.*

# MURPHY NOELL CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net income | $ | 406,068 |
| Adjustments to reconcile net income to net cash provided by operations: | | |
| Depreciation and amortization | | 56,190 |
| Loss on disposal of assets | | 1,366 |
| Change in operating assets and liabilities: | | |
| Receivables | | (3,067) |
| Prepaid expenses | | (251) |
| Deposits and other | | 10,305 |
| Accounts payable and accrued expenses | | 32,904 |
| Deferred revenue | | 73,503 |
| Net cash provided by operating activities | | 577,018 |
| INVESTING ACTIVITIES | | |
| Purchase of equipment, furniture and tenant improvements | | (36,229) |
| Cash used in investing activities | | (36,229) |
| FINANCING ACTIVITIES | | |
| Note receivable due from member | | 20,614 |
| Members' capital contributions | | 600,000 |
| Members' capital distributions | | (1,497,394) |
| Net cash used in financing activities | | (876,780) |
| Net decrease in cash | | (335,991) |
| Cash, beginning of year | | 734,972 |
| Cash, end of year | $ | 398,981 |

<u>Supplemental disclosure</u>

| | | |
|---|---|---|
| Cash paid for the following: | | |
| Income taxes | $ | 7,051 |
| Interest expense | $ | 61 |

*See notes to financial statements.*

**MURPHY NOELL CAPITAL, LLC**
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Murphy Noell Capital, LLC (the Company), a California limited liability company, was incorporated March 1999 and is an investment advisor, with an emphasis in mergers and acquisitions, strategic planning, restructurings and workouts, and other financial advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission.

Operating Agreement

The members entered an Operating Agreement which has various provisions which determine, among other things, organizational matters, allocation of profits and losses, distributions to members, loans and guarantees, and the rights and duties of the members.

Revenue Recognition

Revenue from investment advisory services is recognized when services are performed and earned as determined in the agreement with the client. Investment advisory fees include nonrefundable retainers and agency fees. Non-refundable retainer fees are recognized when the agreement with the client is executed and collection is reasonably assured. Fees subject to approval by the Trustee of a bankruptcy court are recognized when the fees are approved. Contingency fees are recognized when the services are completed and the contingency no longer exists.

Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements and equipment are stated at cost. Depreciation expense is calculated on a straight-line basis method over the estimated economic useful lives of the assets, which are five to seven years. Depreciation expense for the year ended December 31, 2001 is $56,190.

Income Taxes

The Company has elected to be treated as a limited liability company for federal and state income tax purposes. Accordingly, the Company is not liable for federal income taxes and is liable for nominal state income taxes.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows (Continued)

Non-cash transactions: During the year, a member contributed to the Company in the form of notes receivable his ownership in affiliated companies. The Company received advances from affiliates of $66,886. These advances are expected to be collected in 2002.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

During the year ended December 31, 2001, the Company had three clients which accounted for approximately 50 percent of its revenue and the Company had one significant vendor that accounted for more than 10 percent of its expenses, excluding salaries.

NOTE 3. WITHDRAWAL OF A MEMBER

In connection with a member acquiring his interest in the Company, the Company received a note of $87,500, with interest computed at 6%. In 2001, an additional $100,000 was borrowed by the member also bearing interest at 6% per annum.

Effective December 31, 2001, the member resigned employment and withdrew from the Company. The member's capital balance at December 31, 2001 of $134,747 was reduced to zero by an offset against the member's note receivable and accrued interest balance. The remaining member's note receivable balance of $69,304 was recorded as salary expense to the member.

## MURPHY NOELL CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 4. LEASE COMMITMENTS

Commencing May 2000, the Company entered into a lease agreement for office space for a term of three years, with an option for three additional years. Minimum future lease commitments under this operating lease are as follows:

| Year | Amount |
|---|---|
| 2002 | $ 78,000 |
| 2003 | 26,000 |
| Total | $ 104,000 |

NOTE 5. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). In accordance with the net capital provisions of Rule 13c3-1(A)(2)(vi), the Company is required to maintain a minimum net capital, defined as the greater of $5,000 or 6 2/3% of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2001, the Company had net capital of $198,913, which exceeded the minimum requirement of $13,311 by $185,602, and had a net capital ratio of 1 to 1. The Company anticipates making certain capital withdrawals, but these distributions will not cause the Company to be in violation of its net capital requirements.

# MURPHY NOELL CAPITAL, LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

| | Accounts From | | |
|---|---|---|---|
| | Audited Financial Statements | Unaudited Focus Part II | Difference |
| Total Members' Equity | $ 377,117 | $ 444,002 | $ (66,885) (1) |
| Deductions and/or Charges | | | |
| Non-allowable assets included in the following balance sheet captions: | | | |
| Member receivable | - | 66,886 | 66,886 (1) |
| Receivable, prepaid expenses and other assets | 48,411 | 48,411 | - |
| Furniture and equipment, net | 129,793 | 129,793 | - |
| Total Non-allowable Assets | 178,204 | 245,090 | 66,886 |
| Net capital before haircuts | 198,913 | 198,912 | 1 |
| Haircuts on securities | - | - | - |
| Net capital | $ 198,913 | 198,912 | $ 1 |
| Total Aggregated Indebtedness | $ 199,568 | 199,569 | $ (1) |
| Minimum Net Capital - 6-2/3% of Aggregated Indebtedness | $ 13,311 | 13,311 | |
| Minimum Net Capital Required | $ 5,000 | 5,000 | |
| Excess Net Capital | $ 185,602 | 185,601 | |
| Excess Net Capital at 1000% | $ 178,956 | 178,955 | |
| Ratio of Aggregated Indebtedness to Net Capital | 1 to 1 | 1 to 1 | |

(1) See statement of members' equity for presentation of amount due from member.

*See notes to financial statements.*

**SCHEDULE II**

# MURPHY NOELL CAPITAL, LLC

## NOTES TO DIFFERENCES BETWEEN NET CAPITAL AS COMPUTED IN AUDITED STATEMENTS AND UNAUDITED FOCUS PART II AS OF DECEMBER 31, 2001

There were no differences between net capital as computed in the audited statements and the unaudited Focus Part II for the year ended December 31, 2001.

*See notes to financial statements.*

SCHEDULE III

# MURPHY NOELL CAPITAL, LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION OR EXCLUSION THEREFROM AS OF DECEMBER 31, 2001

This registrant is excluded from this requirement.

*See notes to financial statements.*

**SCHEDULE IV**

# MURPHY NOELL CAPITAL, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
OR EXCLUSION THEREFROM
AS OF ENDED DECEMBER 31, 2001

This registrant is excluded from this requirement.

*See notes to financial statements.*

**SCHEDULE V**

# MURPHY NOELL CAPITAL, LLC

SCHEDULE OF RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OR EXCLUSION THEREFROM AS OF DECEMBER 31, 2001

None required. The registrant is excluded from this requirement.

*See notes to financial statements.*

# MURPHY NOELL CAPITAL, LLC

## SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS AS OF DECEMBER 31, 2001

None required. The registrant is excluded from this requirement.

*See notes to financial statements.*

HOLTHOUSE CARLIN & VAN TRIGT LLP
*Certified Public Accountants*
*A Limited Liability Partnership Including Professional Corporations*

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

To the Members of
Murphy Noell Capital, LLC:

In planning and performing our audit of the financial statements and supplemental information of Murphy Noell Capital, LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

*11845 West Olympic Boulevard • Suite 1177, West Tower • Los Angeles, California 90064*
*699 Hampshire Road • Suite 101 • Westlake Village, California 91361*
*100 Oceangate • Suite 1180 • Long Beach, California 90802*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposed in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of members, management, the SEC, the New York Stock Exchange and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
January 25, 2002